UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
March 28, 2012

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Rexnord Corporation

File No. 333-174504 - CF#27036
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Rexnord Corporation submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Registration Statement on Form S-1 filed on May 26, 2011, as amended.

Based on representations by Rexnord Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.28	through July 7, 2013
Exhibit 10.29	through July 7, 2013

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Daniel Morris
Special Counsel